WATTS INDUSTRIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)


1.	In the  opinion of management, the accompanying unaudited condensed consolidated financial statements contain all necessary adjustments, consisting only of adjustments of a normal recurring nature, to present fairly Watts Industries, Inc.'s Condensed Consolidated Balance Sheet as of December 31, 1994, the Condensed Statements of Consolidated Earnings for the three and six months ended December 31, 1994 and December 31, 1993, and the Condensed Statements of Consolidated Cash Flows for the six months ended December 31, 1994 and December 31, 1993.

	The balance sheet at June 30, 1994 has been derived from the audited financial statements at that date. The accounting policies followed by the Company are described in the June 30, 1994 financial statements which are contained in the Company's 1994 Annual Report. It is suggested that these financial statements be read in conjunction with the financial statements and notes included in the 1994 Annual Report to Stockholders.

2.	On January 18, 1994, the Company's Board of Directors authorized a 2-for-1 stock split in the form of a 100% stock dividend payable on March 15, 1994 to stockholders of record March 1, 1994. All references in the financial statements to average number of shares outstanding and related prices, and per share amounts have been restated to reflect the split.

3.	On July 28, 1994,  a wholly owned subsidiary of the Company purchased
Jameco Industries, Inc. ("Jameco") of Wyandanch, New York. Jameco is a manufacturer of metal and plastic water supply products, including valves, tubular products and sink strainers that are sold primarily to residential construction and home repair and remodeling markets in the United States. Jameco had net sales of approximately $56,000,000 for the twelve months ended June 30, 1994.

	In August of 1994,  a wholly owned subsidiary of the Company entered into a joint venture with Tanggu Valve Company in Tianjin, Peoples Republic of China.
The Company's investment represented a 60% interest in the joint venture.

	On November 18, 1994, one or more wholley owned subsidiaries of the Company purchased Pibiviesse S.p.A. ("PBVS")  located in Mazzo Di Rho, Italy.  PBVS manufactures a complete range of trunnion mounted ball valves with manufacturing capabilities up through 60 inch diameter and inclusive of Class
2500 pressure ratings to meet the demanding requirements of international pipeline projects.  PBVS had net sales of approximately $34,000,000 for the twelve months ended June 30, 1994.

	In August and December of 1994, a subsidiary of the Company acquired two product lines. One product line is a line of cryogenic valves used in industrial applications. The other product line is check and relief valves used in aerospace and military applications.

	The aggregate purchase price for these acquisitions and the establishment of the joint venture totaled $66,400,000.

4.	Certain of the Company's operations generate solid and hazardous wastes, which are disposed of elsewhere by arrangement with the owners or operators of disposal sites or with transporters of such waste. The Company's foundry and other operations are subject to various federal, state and local laws and regulations relating to environmental quality. Compliance with these laws and regulations requires the Company to incur expenses and monitor its operations on an ongoing basis. The Company cannot predict the effect of future requirements on its capital expenditures, earnings or competitive position due to any changes in either federal, state or local environmental laws, regulations or ordinances.

The Company is currently a party to or otherwise involved with various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties. Four of these sites, the Sharkey and Combe Landfills in New Jersey, the San Gabriel Valley/El Monte, California water basin matter, and the Jack's Creek/Sitkin Smelting Superfund site in Pennsylvania, are listed on the National Priorities List. With respect to the Sharkey Landfill, the Company has been allocated .75% of the remediation costs, an amount which is not material to the Company.
Based on certain developments, the Company elected not to enter into the de minimis settlement proposal and instead decided to participate in the remediation as a participating party. No allocations have been made to date with respect to the Combe Landfill or San Gabriel Valley sites. While a formal allocation has not been completed with respect to the Jack's Creek site, the draft volumetric ranking allocated a .30446% share of the total weight to the Company, which the Company believes should entitle it to participate as a de minimis party. In addition to the foregoing, the Solvent Recovery Service of New England site and the Old Southington landfill site, both in Connecticut, are on the National Priorities List but, with respect thereto, the Company has resort to indemnification from third parties and based on currently available information, the Company believes it will be entitled to participate in a de minimis capacity.

 	With respect to the Combe Landfill, the Company is one of approximately 30 potentially responsible parties. The Company and all other PRP's have received a Supplemental Directive from the New Jersey Department of Environmental Protection & Energy seeking to recover approximately $9 million in the aggregate for the operation, maintenance, and monitoring of the implemented remedial action taken to date in connection with the Combe Landfill North site.

	Given the number of parties involved in most environmental sites, the multiplicity of possible solutions, the evolving technology and the years of remedial activity required, it is difficult to estimate with certainty the total cost of remediation, the timing and extent of remedial actions which may be required, and the amount of liability, if any, of the Company alone or in relation to that of other responsible parties. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition, however, with respect to the San Gabriel Valley/El Monte, California site, the Company is currently unable to estimate the potential exposure because the process of determining the causes and extent of contamination, the cost of remediation and the method to allocate the cost among those ultimately determined to be responsible is in a very early stage.

	The Company has established balance sheet accruals which it currently believes are adequate in light of the potential exposure of pending and threatened environmental litigation and proceedings of which it has knowledge. In this regard, with respect to certain of these matters, the Company has resort either to some degree of insurance coverage or indemnifications from third parties which are expected to defray to some extent the effect thereof. With respect to insurance, coverage of some of these claims has been disputed by the carriers based on standard reservations and, therefore, recovery is questionable, a factor which has been considered in the Company's evaluation of these matters. Although difficult to quantify based on the complexity of the issues and the limitation on available information, the Company believes that its accruals for the estimated costs associated with such matters adequately provide for the Company's estimated foreseeable liability for these sites, however, given the nature and scope of the Company's manufacturing operations, there can be no assurance that the Company will not become subject to other environmental proceedings and liabilities in the future which may be material to the Company.

WATTS INDUSTRIES, INC. AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations


Results of Operations
Quarter Ended December 31, 1994 Compared to
Quarter Ended December 31, 1993

	Net sales increased $31,290,000 (24.5%) to $159,024,000.  Of this increase,
7% was attributable to internal growth while the remainder was due to the inclusion of the net sales of acquired companies and the new Chinese joint venture.  These acquisitions included Jameco Industries, Inc. ("Jameco")
acquired in July 1994 and located in New York, Pibiviesse S.p.A. ("PBVS")
acquired in November 1994 and located in Italy, and  Enpoco Canada, Ltd.
("Enpoco") acquired in November 1993 and located in Canada. The Company established a joint venture in China in August of 1994.  The Company had increased unit shipments of plumbing and heating valves, water quality valves,
and oil and gas valves.   The Company intends to maintain its strategy of
seeking acquisition opportunities as well as expanding its existing market position to achieve sales growth.

	Gross profit increased $8,187,000 (16.6%) to $57,529,000 and decreased as a percentage of net sales from 38.6% to 36.2%. This decreased percentage was primarily attributable to the inclusion of Jameco, which currently operates at a lower gross margin than the rest of the Company. Gross profit was also adversely affected by increased raw materials costs primarily in bronze ingot and brass rod.

	Selling, general and administrative expenses increased $5,956,000 (19.7%) to $36,219,000. This increase is primarily attributable to the inclusion of the expenses of Jameco and other acquired companies discussed in Note 3 above, increased selling expenses associated with international sales, and commissions associated with the increased sales volumes.

	Interest income decreased $347,000 (47.8%) to $380,000 due to decreased levels of cash and short-term investments partially offset by higher rates of return experienced on short term investments.

	Interest expense increased $285,000 (12.9%) to $2,489,000. This increase is attributable to the increased levels of debt incurred in association with the acquisitions discussed in Note 3 above.

	Net earnings increased $617,000 (5.9%) to $11,165,000.

	The change in foreign exchange rates had an immaterial impact on the results of operations.

	The weighted average number of common shares outstanding on December 31, 1994, after giving effect to the two-for-one stock split described in
Note 2 above, increased to 29,695,522 from 29,632,927 for primary earnings per share. Primary and fully diluted earnings per share were $ .38 for the quarter ended December 31, 1994 compared to $ .36 for the quarter ended December 31, 1993.

Six Months Ended December 31, 1994 Compared to
Six Months Ended December 31, 1993

	Net sales increased $53,386,000 (20.7%) to $311,701,000. Of this increase, 7% was attributable to internal growth while the remainder was due to the inclusion of the net sales of acquired companies and the new Chinese joint venture. These acquisitions included Jameco Industries, Inc. ("Jameco")
acquired in July 1994 and located in New York, Pibiviesse S.p.A. ("PBVS")
acquired in November 1994 and located in Italy, and Enpoco Canada, Ltd. ("Enpoco") acquired in November 1993 and located in Canada. The Company established a joint venture in China in August of 1994. The Company had increased unit shipments of plumbing and heating valves, water quality valves,
and oil and gas valves.   The Company intends to maintain its strategy of
seeking acquisition opportunities as well as expanding its existing market position to achieve sales growth.

	Gross profit increased $14,598,000 (14.8%) to $113,212,000 and decreased as a percentage of net sales from 38.2% to 36.3%. This decreased percentage was primarily attributable to the inclusion of Jameco, which currently operates at a lower gross margin than the rest of the Company. Gross profit was also adversely affected by increased raw materials costs primarily in bronze ingot and brass rod.

	Selling, general and administrative expenses increased $10,711,000 (17.8%) to $71,068,000. This increase is primarily attributable to the inclusion of the expenses of Jameco and other acquired companies discussed in Note 3 above, increased selling expenses associated with international sales, and commissions associated with the increased sales volumes.

	Interest income decreased $395,000 (25.9%) to $1,130,000 due to decreased levels of cash and short-term investments partially offset by higher rates of return experienced on short term investments.

	Interest expense increased $331,000 (7.3%) to $4,899,000.  This increase is attributable to the increased levels of debt incurred in association with the acquisitions discussed in Note 3 above.

	Net earnings increased $1,470,000 (7.0%) to $22,555,000.

	The change in foreign exchange rates had an immaterial impact on the results of operations.

	The weighted average number of common shares outstanding on December 31, 1994, after giving effect to the two-for-one stock split described in
Note 2 above, increased to 29,696,957 from 29,635,847 for primary earnings per share. Primary and fully diluted earnings per share were $ .76 for the six months ended December 31, 1994 compared to $ .71 for the six months ended December 31, 1993.

Liquidity and Capital Resources

	During the six months ended December 31, 1994, the Company invested in six acquisitions. In July, 1994, a subsidiary of the Company purchased Jameco Industries, Inc. located in Wyandanch, New York. Jameco is a manufacturer of metal and plastic water supply products, including valves, tubular products and sink strainers that are sold primarily to residential construction and home repair and remodeling markets in the United States. Jameco had net sales of approximately $56,000,000 for the twelve months ended June 30, 1994. In August of 1994, a wholly owned subsidiary of the Company entered into a joint venture with a valve company in Tianjin, Peoples Republic of China. The Company's investment of $8,500,000 represented a 60% interest in the joint venture.
The joint venture immediately purchased $3,500,000 of inventory from the minority partner in accordance with the joint venture agreement. The remainder of the joint venture investment of $5,000,000 will be utilized for working capital and fixed asset purchases. In November 1994, a subsidiary of the Company purchased Pibiviesse S.p.A. located in Mazzo Di Rho, Italy.
PBVS is a manufacturer of oil and gas valves. In August and December of 1994, a subsidiary of the Company acquired two product lines. One product line is a line of cryogenic valves used in industrial applications. The other product line is check and relief valves used in aerospace and military applications.

 The aggregate purchase price for these investments was $66,400,000 plus
acquired debt of $26,000,000.   The Company also repaid $3,277,000 of debt
acquired with one of the companies.

The Company also spent $11,944,000 on capital expenditures, primarily manufacturing machinery and equipment. The Company is budgeting $27,000,000 for capital expenditures in the fiscal year ending June 30, 1995, as part of its commitment to continuously improve its manufacturing capabilities.

	Working capital at December 31, 1994 was $228,763,000 compared to $246,531,000 at June 30, 1994. Cash and short-term investments were $18,378,000 at December 31, 1994 compared to $65,000,000 at June 30, 1994.
The ratio of current assets to current liabilities was 3.0 to 1 at December 31,
1994 compared to 4.3 to 1 at June 30, 1994.   Debt as a percentage of total
capital employed was 25.7% at December 31, 1994 compared to 21.4% at June 30, 1994.

	Non-current Other Liabilities increased $8,818,000 (49%) to $17,933,000. This increase is primarily due to the inclusion of the minority interest component of the Chinese joint venture.

	In order to support the Company's acquisition program, working capital requirements, and for general corporate purposes, the Company entered into a five-year commitment for an unsecured line of credit for $125,000,000. Borrowings under this credit line will be utilized to fund acquisitions, support future working capital requirements and general corporate purposes. During the quarter, the Company borrowed $13,000,000 under this credit facility.

	The Company from time to time is involved with environmental proceedings and incurs costs on an ongoing basis related to environmental matters.
The Company has been or expects to be named a potentially responsible party with respect to currently identified contaminated sites, which are in various stages of the remediation process. The Company has evaluated its potential exposure based on all currently available information and has recorded its estimate of its liability for environmental matters.

The ultimate outcome of these environmental matters cannot be determined. The Company currently anticipates that it will not incur significant expenditures in fiscal 1995 in connection with any of these environmentally contaminated sites. Please see Note 4 to the accompanying consolidated financial statements.

   	The Company anticipates that available funds and those funds provided from current operations will be sufficient to meet current operating requirements and anticipated capital expenditures for at least the next 24 months.

                      PART II - OTHER INFORMATION

Item 4.   Submission of Matters to Vote of Security Holders

       (a)	  The annual meeting of stockholders of the Company was held on
         	   October 18, 1994.

       (c) The result of the voting on the proposals considered at the annual meeting of stockholders are as follows:

	     1.   Election of Directors

	      Timothy P. Horne, David A. Bloss, Sr., Frederic B. Horne, Kenneth J.
       McAvoy, Noah T. Herndon, Wendy E. Lane, Gordon W. Moran, and
       Daniel J. Murphy III were each elected as a Director of the Company for
	      a term expiring at the next annual meeting of stockholders.  The voting results were as follows:

	      Mr. T. Horne:  130,596,372 votes FOR;  78,022 votes WITHHELD
	      Mr. Bloss:     130,576,806 votes FOR;  97,588 votes WITHHELD
	      Mr. F. Horne:  130,596,226 votes FOR;  78,168 votes WITHHELD
	      Mr. McAvoy:    130,586,052 votes FOR;  88,342 votes WITHHELD
	      Mr. Herndon:   130,643,352 votes FOR;  31,042 votes WITHHELD
	      Ms. Lane:      130,640,026 votes FOR;  34,368 votes WITHHELD
	      Mr. Moran:     130,643,252 votes FOR;  31,142 votes WITHHELD
	      Mr. Murphy:    130,642,272 votes FOR;  32,122 votes WITHHELD

	     2.  Ratification of Independent Auditors

      The selection of Ernst & Young as the independent auditors of the Company for the current fiscal year was ratified and voting results were as follows:

      130,655,042 FOR;  6,452 AGAINST;  12,900 ABSTAINED; and 0 Broker
      Non-Votes.

	    3.  Amendment to  Article Fourth of the Company's Restated Certificate of
         Incorporation to increase the Company's authorized shares of Class A and Class B Common Stock.

         Amending the Company's Restated Certificate of Incorporation as described above required the affirmative vote of the holders of a majority of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock, voting as separate classes.
         The amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of the Company's capital stock was approved by the stockholders and the voting results were as follows:

 	       13,056,030 Class A votes FOR;  2,476,736 Class A votes AGAINST;
	        416,928 Class A votes ABSTAINED; and 0 Broker Non-votes.

 	       114,724,700 Class B votes FOR; 0 Class B votes AGAINST; and 0
	        Class B votes ABSTAINED.

Item 5.	Other Information

	On January 18, 1994, the Board of Directors of the Company declared a two-for-one stock split of the Company's outstanding Class A Common Stock, par value $.10 per share, and Class B Common Stock, par value $.10 per share, to be effected in the form of a stock dividend equal to one share of Class A Common Stock for each share of Class A Common Stock outstanding on the record date, and one share of Class B Common Stock for each share of Class B Common Stock outstanding on the record date, all such shares to be fully paid and nonassessable. The stock dividend was payable on March 15, 1994 to holders of Class A Common Stock and Class B Common Stock of record as of the close of business on March 1, 1994. Upon the effectiveness of such dividend, there shall be designated as additional capital of the Company an amount equal to the aggregate par value of the shares of Class A Common Stock and Class B Common Stock of the Company being declared as a dividend.

	Upon the effectiveness of such stock dividend, the Company shall increase by 100% the number of shares of Class A Common Stock reserved for issuance in connection with, and decrease by 50% the exercise price with respect to, any options heretofore granted and now outstanding and hereafter granted under the Company's 1986 Incentive Stock Option Plan, the 1989 Nonqualified Stock
Option Plan, and the 1991 Non-Employee Directors' Nonqualified Stock Option
Plan, all in accordance with the anti-dilution provisions of each such Plan.
The number of shares of Class A Common Stock and the exercise price of each stock option granted prior to and outstanding as of the effective date of the dividend under the Company's 1986 Incentive Stock Option Plan, the 1989 Nonqualified Stock Option Plan, or the 1991 Non-Employee Directors'
Nonqualified Stock Option Plan, respectively, and each option agreement outstanding thereunder, shall be adjusted so that the number of shares that may be purchased upon exercise of any such option agreement will be increased by 100% and the exercise price will be decreased by 50% per share.

Item 6.	Exhibits and Reports Filed on Form 8-K

	(a)  Exhibits. The Exhibits are furnished elsewhere in this Report.

	(b)  Reports on Form 8-K

	A report on Form 8-K was filed with the Securities and Exchange Commission on December 5, 1994. The following items were reported in the Form 8-K:

	(1) Item 2. Acquisition or Disposition of Assets

(2)  Item 7. Financial Statements, Pro Forma Financial Information and
Exhibits.

	     The following Pro Forma Condensed Consolidated Financial Statements
	     (unaudited) were filed with the Securities and Exchange Commission in a
	     Form 8-K/A, which amended the Form 8-K filed December 5, 1994, on
	     February 2, 1995:

       		(a) Pro Forma Condensed Consolidated Balance Sheet as of September 30, 1994 (Unaudited).

       		(b) Pro Forma Condensed Consolidated Statement of Earnings, Year ended June 30, 1994 (Unaudited).

        	(c) Pro Forma Condensed Consolidated Statement of Earnings, Three months ended September 30, 1994 (Unaudited).